Exhibit 1.1

chinadotcom corporation
Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars, except per share data)

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2004
	(unaudited)*	(unaudited)*
Revenues
Software	12,891	107,879
Business services	37,242	39,391
Mobile services and applications	16,876	23,694
Advertising and marketing activities	8,841	11,709
Other income	2,001	10

	77,851	182,683

Cost of revenues
Software	(6,960)	(43,240)
Business services	(24,469)	(26,750)
Mobile services and applications	(2,247)	(4,597)
Advertising and marketing activities	(4,312)	(4,645)
Other income	(889)	—

	(38,877)	(79,232)

Gross profit	38,974	103,451
Gross margin %	50%	57%

Selling, general and administrative expenses	(31,785)	(80,419)
Research and development expenses	—	(13,825)
Depreciation and amortization expenses	(6,954)	(12,276)
Restructuring expenses	—	(3,387)

	(38,739)	(109,907)

Operating income/(loss)	235	(6,456)

Interest income	13,412	9,653
Interest expense	(1,070)	(1,895)
Gain on disposal of available-for-sale securities	4,599	167
Impairment of available-for-sale securities	—	(1,362)
Gain/(loss) on disposal of subsidiaries and investments	(1,263)	549
Other non-operating gains	934	—
Other non-operating losses	(148)	—
Share of losses in equity investees	(124)	(308)

Income before income taxes	16,575	348

Income taxes benefits/(expenses)	598	(7,541)

Income/(loss) before minority interests	17,173	(7,193)

Minority interests in income of consolidated subsidiaries	(2,257)	(2,227)

Income/(loss) from continuing operations	14,916	(9,420)

Discontinued operations
Loss from operations	(1,519)	(190)
Income/(loss) from disposals	2,127	(950)

Net income/(loss)	15,524	(10,560)

Basic earnings/(losses) per share	0.154	(0.100)

Diluted earnings/(losses) per share	0.150	(0.100)

Weighted average no. of shares	100,532,594	105,898,392
Diluted no. of shares	103,199,421	105,898,392

*	Adjusted for discontinued operations